UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Quarterly Report for the First Quarter of the 140th Fiscal Year filed on August 8, 2008

On August 8, 2008, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three months period ended June 30, 2008.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its company announcement dated July 29, 2008, a copy of which was submitted under cover of Form 6-K on July 30, 2008 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three months period ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 27, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2008 and June 30, 2008

	As of June 30, 2008		As of March 31, 2008
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents	¥99,808		¥102,010
Time deposits	75		97
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥11,314 million as of June 30, 2008, ¥11,470 million as of March 31, 2008	534,557		523,624
Inventories (Note 3)	584,995		518,441
Deferred income taxes and other current assets (Notes 4, 9 and 10)	126,793		129,505

Total current assets	1,346,228	60.4	1,273,677	60.5

Long-term trade receivables	104,363	4.7	89,695	4.3

Investments
Investments in and advances to affiliated companies	23,382		22,884
Investment securities (Notes 4,10)	96,237		79,479
Other	11,632		11,575

Total investments	131,251	5.9	113,938	5.4

Property, plant and equipment—less accumulated depreciation of ¥594,622 million as of June 30, 2008, ¥579,203 million as of March 31, 2008	513,082	23.0	491,146	23.3

Goodwill	32,445	1.5	31,833	1.5

Other intangible assets	62,793	2.8	61,916	2.9

Deferred income taxes and other assets (Notes 9,10)	38,337	1.7	42,941	2.1

	¥2,228,499	100.0	¥2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	As of June 30, 2008		As of March 31, 2008
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	¥136,079		¥108,890
Current maturities of long-term debt	86,364		107,928
Trade notes, accounts payable and bills payable	388,273		387,104
Income taxes payable	28,709		52,453
Deferred income taxes and other current liabilities (Notes 9,10)	215,776		205,157

Total current liabilities	855,201	38.4	861,532	40.9

Long-term liabilities
Long-term debt	285,579		235,277
Liability for pension and retirement benefits	37,937		38,910
Deferred income taxes and other liabilities (Notes 9,10)	56,270		52,062

Total long-term liabilities	379,786	17.0	326,249	15.5

Minority interests	37,406	1.7	30,239	1.5

Commitments and contingent liabilities (Note 8)	—		—
Shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares as of June 30, 2008 and as of March 31, 2008
Issued 998,744,060 shares as of June 30, 2008 and as of March 31, 2008	67,870		67,870
Outstanding 995,397,927 shares as of June 30, 2008, 995,103,847 shares as of March 31, 2008
Capital surplus	138,241		138,170
Retained earnings:
Appropriated for legal reserve	26,932		26,714
Unappropriated	721,595		685,986
Accumulated other comprehensive income (loss) (Notes 4, 6 and 9)	4,093		(28,779)
Treasury stock at cost, 3,346,133 shares as of June 30, 2008, 3,640,213 shares as of March 31, 2008	(2,625)		(2,835)

Total shareholders’ equity	956,106	42.9	887,126	42.1
	¥2,228,499	100.0	¥2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statement of Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2008

	Three months ended June 30, 2008
	Millions of yen	Component ratio (%)
Net sales	¥606,832	100.0
Cost of sales	439,836	72.5
Selling, general and administrative expenses (Note 5)	85,342	14.1
Other operating income (expenses)	1,610	0.3

Operating income	83,264	13.7

Other income (expenses)	9,504
Interest and dividend income	2,600	0.4
Interest expense	(3,929)	(0.6)
Other–net	10,833	1.8

Income before income taxes, minority interests and equity in earnings of affiliated companies	92,768	15.3

Income taxes
Current	22,937
Deferred	10,009

Total	32,946	5.4

Income before minority interests and equity in earnings of affiliated companies	59,822	9.9
Minority interests in income of consolidated subsidiaries	(2,853)	(0.5)
Equity in earnings of affiliated companies	762	0.1

Net income	¥57,731	9.5

Yen
Three months ended June 30, 2008
Net income per share (Note 7):
Basic	¥58.01
Diluted	57.94
Cash dividends per share	22.00

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2008

Millions of yen
Three months ended June 30, 2008
Common stock
Balance, beginning of year	¥67,870
Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	96
Issuance and exercise of stock acquisition rights (Note 5)	(25)

Balance, end of period	¥138,241

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	218

Balance, end of period	¥26,932

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	57,731
Cash dividends paid	(21,904)
Transfer to retained earnings appropriated for legal reserve	(218)

Balance, end of period	¥721,595

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income for the period, net of tax (Note 6)	32,872

Balance, end of period	¥4,093

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(40)
Sales of treasury stock	250

Balance, end of period	¥(2,625)

Total shareholders’ equity	¥956,106

Disclosure of comprehensive income
Net income for the period	¥57,731
Other comprehensive income for the period, net of tax (Note 6)	32,872

Comprehensive income for the period	¥90,603

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2008

Millions of yen
Three months ended June 30, 2008
Operating activities
Net income	¥57,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,842
Deferred income taxes	10,009
Net loss on sale of investment securities and subsidiaries	664
Net gain on sale of property	(8)
Loss on disposal of fixed assets	502
Pension and retirement benefits, net	(441)
Changes in assets and liabilities:
Decrease in trade receivables	3,482
Increase in inventories	(34,234)
Decrease in trade payables	(20,985)
Decrease in income taxes payable	(25,235)
Other, net	(7,198)

Net cash provided by operating activities	7,129

Investing activities
Capital expenditures	(30,281)
Proceeds from sale of property	4,632
Proceeds from sale of available for sale investment securities	500
Purchases of available for sale investment securities	(3,342)
Acquisition of subsidiaries and equity investees, net of cash acquired	1,024
Collection of loan receivables	4,292
Disbursement of loan receivables	(3,346)
Increase in time deposits	(9)
Net cash used in investing activities	(26,530)

Financing activities
Proceeds from long-term debt	55,184
Repayments on long-term debt	(27,941)
Increase (decrease) in short-term debt, net	20,496
Repayments of capital lease obligations	(12,913)
Sale (purchase) of treasury stock, net	210
Dividends paid	(21,904)
Other, net	733

Net cash provided in financing activities	13,865

Effect of exchange rate change on cash and cash equivalents	3,334

Net increase (decrease) in cash and cash equivalents	(2,202)
Cash and cash equivalents, beginning of year	102,010

Cash and cash equivalents, end of period	¥99,808

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statements

(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, derivative financial instruments, and recognition of certain accrued expenses.

Summary of Significant Accounting Policies

Starting in the fiscal year which began April, 2008, Komatsu has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition. The disclosures required by SFAS No. 157 were omitted.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2008.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2008 are as follows:

Millions of Yen
Three Months ended June 30, 2008
Additional cash flow information:
Interest paid	¥3,806
Income taxes paid	49,039
Noncash investing and financing activities:
Capital lease obligations incurred	¥6,400

3. Inventories

At June 30, 2008 and at March 31, 2008, inventories comprised the following:

	Millions of yen
	June 30, 2008	March 31, 2008
Finished products, including finished parts held for sale	¥382,134	¥341,363
Work in process	142,729	123,001
Materials and supplies	60,132	54,077

Total	¥584,995	¥518,441

4. Investment Securities

Investment securities at June 30, 2008 and at March 31, 2008 primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2008 and at March 31, 2008 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At June 30, 2008
Investment securities available for sale:
Marketable equity securities	¥32,878	¥48,995	¥1,178	¥80,695
Other investment securities at cost	15,542	—	—	15,542
Current portion of other investment securities at cost	110	—	—	110

	¥48,530	¥48,995	¥1,178	¥96,347

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2008
Investment securities available for sale:
Marketable equity securities	¥27,648	¥40,557	¥1,477	¥66,728
Other investment securities at cost	12,751	—	—	12,751
Current portion of other investment securities at cost	103	—	—	103

	¥40,502	¥40,557	¥1,477	¥79,582

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of investment securities available for sale were ¥500 million for the three months ended June 30, 2008.

Net realized gains (losses) on sale of investment securities available for sale during the three months ended June 30, 2008 amounted to losses of ¥664 million. Such losses were included in “Other income (expenses)” in the accompanying consolidated statement of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION. In accordance with the Emerging Issues Task Force (“EITF”) Issue No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, a non-cash gain of ¥6,148 million is included in “Other income (expenses)” in the accompanying consolidated statement of income.

5. Stock Option Plan

The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The Company recognizes compensation expense using the fair value method in accordance with SFAS No. 123R “Share-Based Payment”. For the three months ended June 30, 2008, no compensation expense was recorded as no right was granted.

6. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in “Shareholders’ equity” of the accompanying consolidated balance sheets.

Changes in accumulated other comprehensive income (loss) for the three months ended June 30, 2008 are as follows:

Millions of Yen
Three Months ended June 30, 2008
Foreign currency translation adjustments:
Balance, beginning of year	¥(34,457)
Adjustment for the period	29,237

Balance, end of period	¥(5,220)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥24,736
Adjustment for the period	5,356

Balance, end of period	¥30,092

Pension liability adjustments:
Balance, beginning of year	¥(19,208)
Adjustment for the period	(392)

Balance, end of period	¥(19,600)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥150
Adjustment for the period	(1,329)

Balance, end of period	¥(1,179)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income for the period	32,872

Balance, end of period	¥4,093

7. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

Millions of Yen
Three months ended June 30, 2008
Net income	¥57,731

Number of shares
Three months ended June 30, 2008
Weighted average common shares outstanding, less treasury stock	995,254,491
Dilutive effect of:
Stock options	1,100,277

Weighted average diluted common shares outstanding	996,354,768

Yen
Three months ended June 30, 2008
Net income:
Basic	¥58.01
Diluted	57.94

8. Contingent Liabilities

At June 30, 2008 and at March 31, 2008, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥11,931 million and ¥9,746 million.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 8 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥78,704 million and ¥65,050 million at June 30, 2008 and at March 31, 2008, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2008 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.

Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at June 30, 2008 and at March 31, 2008 are as follows.

	Millions of Yen
	June 30, 2008	March 31, 2008
Forwards and options:
Sale of foreign currencies	¥120,133	¥89,531
Purchase of foreign currencies	67,529	68,460
Option contracts (purchased)	5,894	6,071
Option contracts (sold)	3,196	3,009
Interest rate swap, cross-currency swap and interest rate cap agreements	272,923	263,458

Net foreign currency exchange gains (losses) in the accompanying consolidated statement of income for the three months ended June 30, 2008 amounted to gains of ¥5,536 million.

10. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥12,213 million with financial institutions to secure liquidity. As of June 30, 2008, ¥2,392 million is available to be used under such credit line agreements.

12. Dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of Yen)	Resource of dividends
Ordinary general meeting of shareholders held on June 24, 2008	Common stock	21,904	Retained earnings

Dividend per share (Yen)	Record date	Effective date
22	March 31, 2008	June 25, 2008

13. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.

Until the fiscal year ended March 31, 2008, Komatsu had been disclosed two segments: 1) Construction and Mining Equipment and 2) Industrial Machinery, Vehicles and Others. Starting in April 2008, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation.

Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

Millions of Yen
Three months ended June 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥534,078
Intersegment	1,419

Total	535,497
Industrial Machinery and Others—
Customers	72,754
Intersegment	5,990

Total	78,744
Elimination	(7,409)

Consolidated	¥606,832

Segment profit:
Construction, Mining and Utility Equipment	¥78,385
Industrial Machinery and Others	4,768

Total	83,153
Corporate expenses and elimination	(1,499)

Consolidated segment profit	81,654
Other operating income (expenses)	1,610
Operating income	83,264
Interest and dividend income	2,600
Interest expense	(3,929)
Other–net	10,833

Consolidated income before income taxes	¥92,768

The main products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines and components, casting products, industrial vehicles and logistics.

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales to customers recognized by sales destination for the three months ended June 30, 2008 are as follows:

Millions of Yen
Three months ended June 30, 2008
Net sales:
Japan	¥106,537
The Americas	147,658
Europe and CIS	108,869
China	80,497
Asia (excluding Japan, China) and Oceania	105,547
Middle East and Africa	57,724

Consolidated net sales	¥606,832

Net sales recognized by geographic origin for the three months ended June 30, 2008 are as follows:

Millions of Yen
Three months ended June 30, 2008
Net sales:
Japan	¥216,729
U.S.A.	139,331
Europe and CIS	108,018
Others	142,754

Total	¥606,832

No individual country within Europe and CIS or other areas had a material impact on net sales. There were no sales to a single major external customer for the three months ended June 30, 2008.

The following information shows net sales and segment profit recognized by geographic origin for the three months ended June 30, 2008. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

Millions of Yen
Three months ended June 30, 2008
Net sales:
Japan—
Customers	¥216,729
Intersegment	119,808

Total	336,537

The Americas—
Customers	139,331
Intersegment	10,392

Total	149,723

Europe and CIS—
Customers	108,018
Intersegment	6,245

Total	114,263

Others—
Customers	142,754
Intersegment	10,299

Total	153,053
Elimination	(146,744)

Consolidated	¥606,832

Segment profit:
Japan	¥33,026
The Americas	16,988
Europe and CIS	12,078
Others	22,395
Corporate and elimination	(2,833)

Consolidated	¥81,654

Transfers between segments are made at estimated arm’s-length prices.

Millions of Yen
Three months ended June 30, 2008
Overseas sales:
The Americas	¥147,658
Europe and CIS	108,869
Others	243,768

Total	500,295

Consolidated sales	¥606,832

Three months ended June 30, 2008
Overseas sales as a percentage of consolidated sales:
The Americas	24.3%
Europe and CIS	17.9
Others	40.2

Total	82.4%

Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:

(1)	The Americas:	North America and Latin America
(2)	Europe and CIS:	Germany, U.K., and Russia
(3)	Others:	China, Oceania, Southeast Asia, Middle East and Africa

14. Subsequent Event

There was no significant subsequent event to be disclosed.